SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

13d-2(a)

Contango Oil & Gas Company

(Name of Issuer)

Common Stock, par value $0.04

(Title of Class of Securities)

21075N20

(CUSIP Number)

E. Joseph Grady

Crimson Exploration Inc.

717 Texas Avenue, Suite 2900

Houston, Texas 77002

(713) 236-7400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 29, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON Crimson Exploration Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1,612,075 shares of Common Stock (1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1,612,075 shares of Common Stock (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,612,075 shares of Common Stock(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.6%(1)
14	TYPE OF REPORTING PERSON CO

(1)	Beneficial ownership of the above referenced securities is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such securities as a result of the Support Agreements (as defined in Item 3 below) entered into with beneficial owners of such securities as described herein. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Responses to each item of this Schedule 13D are incorporated by reference into the response to each other item, as applicable.

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the common stock, $0.04 par value per share (the “Common Stock”) of Contango Oil & Gas Company, Inc., a Delaware corporation (the “Issuer” or “Contango”). The address of the Issuer’s principal executive office is 3700 Buffalo Speedway, Suite 960, Houston, Texas 77098.

Item 2.	Identity and Background

(a)-(c) This statement on Schedule 13D is filed by Crimson Exploration Inc. (“Crimson”). Crimson’s business address is 717 Texas Avenue, Suite 2900, Houston, Texas 77002. Crimson’s principal business is to acquire, exploit, explore and develop natural gas and oil properties. Attached hereto as Appendix A is information concerning the directors and executive officers of Crimson as to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

(d) During the last five years, neither Crimson nor any person named on Appendix A attached hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither Crimson nor any person named on Appendix A attached hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f) Crimson is a Delaware corporation. All of the persons named on Appendix A attached hereto, other than Mr. Ni Zhaoxing, are United States citizens. Mr. Ni is a citizen of the People’s Republic of China.

Item 3.	Source and Amount of Funds or Other Consideration

The information set forth or incorporated in Item 4 is incorporated herein by reference.

Crimson may be deemed to have acquired beneficial ownership of 1,612,075 shares of Common Stock pursuant to the Support Agreements (as defined below) and certain irrevocable proxies to vote such Common Stock granted thereunder.

In connection with the Agreement and Plan of Merger, dated as of April 29, 2013 (the “Merger Agreement”), by and among Contango, Contango Acquisition, Inc. (“Merger Sub”) and Crimson, and in consideration thereof, Crimson entered into Support and Irrevocable Proxy Agreements, dated as of April 29, 2013 (collectively, the “Support Agreements”), with (i) each of Joseph J. Romano, Sergio Castro, Yaroslava Makalskaya and Brad Juneau and (ii) Mr. Romano in his capacity as Temporary Administrator of the Estate of Kenneth R. Peak (collectively, the “Supporting Stockholders”). Crimson paid no additional consideration to the Supporting Stockholders in connection with the execution and delivery of the Support Agreements.

As of April 29, 2013, the Supporting Stockholders beneficially owned an aggregate of 1,612,075 shares of Common Stock representing approximately 10.6% of the shares of Common Stock.

Item 4.	Purpose of Transaction

Merger Agreement

Upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will be merged with and into Crimson (the “Merger”), with Crimson surviving the Merger as a wholly owned subsidiary of Contango. At the effective time of the Merger (the “Effective Time”), on the terms and conditions set forth in the Merger Agreement, each share of Crimson’s Common Stock, issued and outstanding will be converted into the right to receive 0.08288 shares of common stock, par value $0.04 per share, of Contango or, in the case of fractional shares, cash (without interest) in an amount equal to the product of (i) such fractional part of a share of Contango common stock multiplied by (ii) the closing price for a share of Company common stock as reported on the New York Stock Exchange on the first trading day following the date on which the Effective Time occurs (the “Merger Consideration”).

The consummation of the Merger is subject to the satisfaction or waiver of certain customary conditions, including, among others, (i) the adoption of the Merger Agreement by Crimson’s stockholders; (ii) the approval by Contango’s stockholders of the issuance of Contango common stock in the Merger to Crimson’s stockholders; (iii) the registration statement on Form S-4 used to register Contango’s common stock to be issued in the Merger being declared effective by the Securities and Exchange Commission (the “SEC”); (iv) the approval for listing on the New York Stock Exchange (the “NYSE”) of the Contango common stock to be issued in the Merger; (v) subject to specified materiality standards, the accuracy of the representations and warranties of, and the performance of all covenants by, the parties; (vi) the absence of a material adverse effect with respect to each of Crimson and Contango; and (vii) the delivery of tax opinions that the Merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code.

The Merger Agreement contains certain provisions that limit the ability of Contango to engage in a transaction that would entail a change of control of Contango during the pendency of the transactions contemplated by the Merger Agreement.

Effective as of, and subject to the occurrence of, the Effective Time, the board of directors of Contango will consist of eight members, including, (i) five directors chosen by the current Contango directors (at least three of whom will be independent for purposes of the rules of the NYSE); and (ii) three directors chosen by the current Crimson directors (at least two of whom will be independent for purposes of the rules of the NYSE). Additionally, at the Effective Time, Joseph J. Romano (the current president and chief executive officer of Contango) will serve as chairman of Contango; Allan D. Keel (the current president and chief executive officer of Crimson) will serve as president and chief executive officer of Contango; and E. Joseph Grady (the current senior vice president and chief financial officer of Crimson) will serve as senior vice president and chief financial officer of Contango.

At or prior to the Effective Time, Contango will amend and restate its bylaws, as set forth as Exhibit C of the Merger Agreement, to, among other things, until the first anniversary of the Effective Time, require the affirmative vote of at least two-thirds of the directors then in office, including at least one director initially selected by Crimson, to (i) increase or decrease the number of directors on the Contango board of directors; (ii) remove the chairman and select any replacement of the chairman; (iii) terminate the president and chief executive officer or the senior vice president and chief financial officer and select any replacement of such officer; (iv) designate or replace any member of, or modify the authority of, the investment committee of the board of directors of Contango; or (v) amend any provision of the bylaws affecting items (i) through (iv) above.

Support Agreements

In connection with the Merger Agreement, the Supporting Stockholders, each in its capacity as a shareholder of Contango, entered into the Support Agreements. Under the terms of the Support Agreements, each Supporting Stockholder has agreed, among other things (i) to vote all Common Stock in favor of the issuance of Contango common stock in the merger and (ii) to vote all Common Stock against (a) any other acquisition proposal, (b) any liquidation, dissolution, recapitalization, extraordinary dividend or other significant corporate reorganization of the Issuer, and (c) any other action, proposal or agreement that would reasonably be expected to interfere with or delay the consummation of the Merger, (iii) to appoint Crimson as such Supporting Stockholder’s proxy to vote such shares of Common Stock in connection with the Merger Agreement and (iv) not to transfer such Common Stock or enter into other arrangements inconsistent with the Support Agreements. The Support Agreements terminate at the earliest of the Effective Time or the termination of the Merger Agreement in accordance with its terms.

References to, and descriptions of, the Merger, the Merger Agreement and the Support Agreements as set forth herein are qualified in their entirety by reference to the copy of the Merger Agreement and the Support Agreements included as Exhibits 1 through 6 respectively, to this Schedule 13D, and such agreements are incorporated by reference herein in their entirety where such references and descriptions appear.

Except as set forth in this Schedule 13D, the Merger Agreement and the Support Agreements, Crimson has no present plans which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) – (b) Crimson does not own any Common Stock. However, as a result of the Support Agreements, Crimson may be deemed to be the beneficial owner of 1,612,075 shares of Common Stock. Subject to the conditions and limitations of the Support Agreements, and based on the share holdings of the parties to the Support Agreements as of April 29, 2013, Crimson is entitled to cast a total of 1,612,075 votes, or 10.6%, of the total votes that may be cast by the Supporting Stockholders as of such date (based on 15,194,952 shares of Common Stock of Contango outstanding as of April 29, 2013).

Crimson does not have sole voting or sole dispositive power with respect to any of such Common Stock, but may be deemed to have shared voting and shared dispositive power with respect to all such Common Stock. Crimson may be deemed to share with the Supporting Stockholders the power to vote such Common Stock solely with respect to those matters described in Item 4 of this Schedule 13D and in the Support Agreements, which are incorporated herein by reference. Crimson also may be deemed to share with the Supporting Stockholders the power to dispose of such Common Stock solely to the extent provided for in the Support Agreements, as more fully described in Item 4 of this Statement and in the Support Agreements, which are incorporated herein by reference.

Except as set forth in this Item 5, neither Crimson nor, to the knowledge of Crimson, any of the persons named in Appendix A beneficially owns any Common Stock of Contango.

(c) There have been no reportable transactions with respect to the Common Stock of Contango within the last 60 days by Crimson, except as described in this Schedule 13D.

(d) To the knowledge of Crimson, no person, other than the Supporting Stockholders, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock covered by this Statement.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the agreements described in Item 4 above, to the knowledge of Crimson, there are no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of Contango, which would be required to be reported under this Item.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1:	Agreement and Plan of Merger, dated as of April 29, 2013, by and among Contango Oil & Gas Company, Contango Acquisition, Inc. and Crimson Exploration Inc. (incorporated herein by reference to Exhibit 2.1 to the Crimson Current Report on Form 8-K filed on April 30, 2013).

Exhibit 2:	Support and Irrevocable Proxy Agreement, dated as of April 29, 2013, by and between Joseph J. Romano and Crimson Exploration Inc. (incorporated herein by reference to Exhibit 10.1 to the Crimson Current Report on Form 8-K filed on April 30, 2013).

Exhibit 3:	Support and Irrevocable Proxy Agreement, dated as of April 29, 2013, by and between Sergio Castro and Crimson Exploration Inc. (incorporated herein by reference to Exhibit 10.2 to the Crimson Current Report on Form 8-K filed on April 30, 2013).

Exhibit 4:	Support and Irrevocable Proxy Agreement, dated as of April 29, 2013, by and between Yaroslava Makalskaya and Crimson Exploration Inc. (incorporated herein by reference to Exhibit 10.3 to the Crimson Current Report on Form 8-K filed on April 30, 2013).

Exhibit 5:	Support and Irrevocable Proxy Agreement, dated as of April 29, 2013, by and between Brad Juneau and Crimson Exploration Inc. (incorporated herein by reference to Exhibit 10.4 to the Crimson Current Report on Form 8-K filed on April 30, 2013).

Exhibit 6:	Support and Irrevocable Proxy Agreement, dated as of April 29, 2013, by and between Joseph J. Romano, as Temporary Administrator of the Estate of Kenneth R. Peak, and Crimson Exploration Inc. (incorporated herein by reference to Exhibit 10.5 to the Crimson Current Report on Form 8-K filed on April 30, 2013).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 9, 2013	CRIMSON EXPLORATION INC.

	By:	/s/ E. Joseph Grady
	Name:	E. Joseph Grady
	Title:	Senior Vice President & Chief Financial Officer

APPENDIX A

DIRECTORS AND EXECUTIVE OFFICERS OF CRIMSON EXPLORATION INC.

The following tables set forth the names, positions and present principal occupations or employment and business addresses of the members, directors and executive officers of Crimson. All the individuals listed below, other than Mr. Ni Zhaoxing, are citizens of the United States. Mr. Ni is a citizen of the People’s Republic of China.

Directors and Executive Officers of Crimson Exploration Inc.

Name	Position at Crimson Exploration Inc.	Present Principal Occupation or Employment and Business Address

Allan D. Keel	President, Chief Executive Officer and Director	President and CEO of Crimson Exploration Inc. 717 Texas Avenue, Suite 2900 Houston, Texas 77002

E. Joseph Grady	Senior Vice President and Chief Financial Officer	Senior Vice President and CFO of Crimson Exploration Inc. 717 Texas Avenue, Suite 2900 Houston, Texas 77002

A. Carl Isaac	Senior Vice President – Operations	Senior Vice President – Operations of Crimson Exploration Inc. 717 Texas Avenue, Suite 2900 Houston, Texas 77002

Jay S. Mingle	Senior Vice President – Engineering	Senior Vice President – Engineering of Crimson Exploration Inc. 717 Texas Avenue, Suite 2900 Houston, Texas 77002

Thomas H. Atkins	Senior Vice President – Exploration	Senior Vice President – Exploration of Crimson Exploration Inc. 717 Texas Avenue, Suite 2900 Houston, Texas 77002

John A. Thomas	General Counsel and Corporate Secretary	General Counsel and Corporate Secretary of Crimson Exploration Inc. 717 Texas Avenue, Suite 2900 Houston, Texas 77002

Lee B. Backson	Director	Oil & Gas Exploration Consultant c/o Crimson Exploration Inc. 717 Texas Avenue, Suite 2900 Houston, Texas 77002

B. James Ford	Director	Managing Director and Portfolio Manager of Oaktree Capital Management 333 S. Grand Avenue, 28th Floor Los Angeles, California 90071

Lon McCain	Director	Director of Chenier Energy Partners L.P. and Continental Resources Inc. c/o Crimson Exploration Inc. 717 Texas Avenue, Suite 2900 Houston, Texas 77002

Adam C. Pierce	Director	Senior Vice President of Oaktree Capital Management 333 S. Grand Avenue, 28th Floor Los Angeles, California 90071

Cassidy J. Traub	Director	Senior Vice President of Oaktree Capital Management 333 S. Grand Avenue, 28th Floor Los Angeles, California 90071

Ni Zhaoxing	Director	Chairman and Chief Executive Officer of America Capital Energy Corporation and Shanghai Zhong Rong Property Group, Ltd. 405 Lexington Avenue, 65th Floor New York, New York 10174